UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Numbers 333-204937; 333-204315

Breitburn Energy Partners LP
(Exact name of registrant as specified in its charter)

707 Wilshire Boulevard, Suite 4600, Los Angeles, California 90017
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.25% Series A Cumulative Redeemable Perpetual Preferred Units Series B Perpetual Convertible Preferred Units 8.625% Senior Notes due 2020 7.875% Senior Notes due 2022
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:
8.25% Series A Cumulative Redeemable Perpetual Preferred Units:    55
Series B Perpetual Convertible Preferred Units:     9
8.625% Senior Notes due 2020:    39
7.875% Senior Notes due 2022:    46

Pursuant to the requirements of the Securities Exchange Act of 1934 Breitburn Energy Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 29, 2018	BREITBURN GP LLC, its general partner
		By:	/s/ Halbert S. Washburn
			Name:	Halbert S. Washburn
			Title:	Chief Executive Officer